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05007637

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Smiths Group PLC

*CURRENT ADDRESS 765 Finchley Road
London
NW 11 8DS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 4 2005
THOMSON
FINANCIAL

FILE NO. 82- 34872 FISCAL YEAR 7/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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FROM THE AEROSPACE INDUSTRY TO HOSPITALS, FROM PETROCHEMICAL COMPANIES TO NATIONAL GOVERNMENTS, SMITHS ADVANCES ITS CUSTOMERS' CAPABILITIES THROUGH THE INTELLIGENT APPLICATION OF TECHNOLOGY.

smiths

SMITHS FOCUSES ON DEVELOPING AND ACQUIRING TECHNOLOGIES THAT MAKE A DIFFERENCE, WHILE CONTINUOUSLY DRIVING FOR GREATER EFFICIENCY IN ALL ITS BUSINESSES.

ONE PHILOSOPHY

AT SMITHS ALL OF OUR BUSINESSES SHARE ONE PHILOSOPHY: TO DEPLOY INNOVATIVE TECHNOLOGY IN WAYS THAT BOTH ADVANCE OUR CUSTOMERS' CAPABILITIES AND PROVIDE THEM WITH ECONOMIC ADVANTAGES.

DETECTION

- Making a significant impact on the fast-changing market for equipment to detect weapons, explosives, contraband or other harmful substances such as chemical or biological agents.
- Acquiring and developing a range of technologies to meet both current and future threats.
- In trace detection and x-ray imaging we have leadership in a unique combination of technologies.

MEDICAL

- Leading supplier of devices used during critical and intensive care, for post-operative care during recovery, and a series of high-end home infusion therapies.
- Focusing on developing technologies that offer both clinical and economic advantages to healthcare providers.
- Concentrating on areas where we have a competitive edge and where there are exceptional opportunities for growth.

AEROSPACE

- First-tier supplier of integrated systems to the prime aircraft manufacturers and engine builders.
- Specialising in designing and manufacturing high value, affordable solutions for military and civil applications.
- Focusing on applying technologies to enhance the capabilities of aircraft, while reducing the cost of construction, maintenance and operation.

SPECIALTY ENGINEERING

- Deploying specialist manufacturing skills and intellectual property to create unique and critical components for a diverse range of industries.
- Through proactive management, we are continuously increasing the focus of our businesses.
- Driving for increased profits through improved products, service and efficiency.

CONTENTS

SUMMARY PERFORMANCE 2003

TOTAL SALES BY MARKET £m

- Detection 273
- Medical 486
- Aerospace 998
- Specialty Engineering 872

TOTAL SALES BY ORIGIN £m



United Kingdom 762
North America 1,513
Europe 400
Other overseas 165

Note this exceeds total due to intercompany transactions

PROFIT* BY MARKET £m



Detection 71
Medical 88
Aerospace 105
Specialty Engineering 108

PROFIT* BY ORIGIN £m



United Kingdom 53
North America 241
Europe 58
Other overseas 20

CONTINUING ACTIVITIES
(excluding amortisation and exceptionals)

	2003		2002 (restated)	
	Sales £m	Profits £m	Sales £m	Profits £m
Detection	273	71	119	29
Medical	486	88	480	93
Aerospace	998	105	1,079	139
Specialty Engineering	872	108	910	103
Total sales	2,629		2,588	
Operating profit		372		364
Interest		(21)		(26)
Pensions financing		(2)		26
Pre-tax profit		349		364
EPS		45.6p		46.9p

DISCONTINUED ACTIVITIES
(excluding amortisation and exceptionals)

	2003		2002 (restated)	
	Sales £m	Profits £m	Sales £m	Profits £m
Total sales	427		635	
Operating profit		52		64
Interest		(17)		(32)
Pre-tax profit		35		32
EPS		4.5p		4.1p

CONTINUING AND DISCONTINUED ACTIVITIES

	2003		2002 (restated)	
	Sales £m	Profits £m	Sales £m	Profits £m
Total sales	3,056		3,223	
Operating profit*		424		428
Interest		(38)		(58)
Pensions financing*		(2)		26
Pre-tax profit*		384		396
EPS*		50.1p		51.0p
Amortisation of goodwill		(44)		(51)
Exceptional items		(123)		(68)
Pre-tax profit		217		277
EPS		20.0p		33.3p

*before goodwill amortisation and exceptionals
2002 results have been restated to reflect the adoption of FRS17

WE FOCUS ON THE SMALLEST DETAIL


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QUEST FOR SECURITY

During the past decade, airlines have sought ways to counter the growing terrorist threat. As this problem has become more acute in the past two years, so national governments have demanded increasingly more accurate detection and security devices.

PRACTICAL TECHNOLOGY

Over many years we have continuously developed IMS (Ion Mobility Spectrometry) trace technology to make the most reliable systems for the detection of explosives and contraband substances in carry-on and check-in luggage. Today, our devices are fast and accurate.

INCREASED SAFETY

Through the deployment of Ionscan 400B, the danger of mid-air explosions has diminished. This device has played a major part in the drive to improve airline safety in the United States and around the world.



TO MAKE THE BIGGER WORLD A SAFER PLACE



OPERATING PROFIT ON CONTINUING ACTIVITIES INCREASED BY 2% IN 2003 TO £372M. OPERATING PROFIT ON CONTINUING ACTIVITIES IS THE MOST TELLING INDICATOR OF OUR TRADING PROGRESS.

IN A FLAT GLOBAL ECONOMIC ENVIRONMENT, SMITHS HAS AGAIN DELIVERED ROBUST PROFITS. BUSINESS CONDITIONS IN THE FOUR OPERATING DIVISIONS WERE HIGHLY VARIABLE, BUT OUR DIVERSIFICATION ACROSS A NUMBER OF SECTORS HAS ONCE MORE PROVED JUSTIFIED, LEADING TO CONSISTENT PROGRESS ON A COMPANY-WIDE BASIS.

Aerospace experienced difficult conditions in its civil business, which reflected the challenging environment for airlines and the low number of aircraft being built. This was counterbalanced by our other divisions, in particular Detection, which successfully captured a substantial share of the rapidly growing market for equipment to detect weapons, explosives and chemical and biological agents. Our Medical and Specialty Engineering divisions also benefited from growth in some sectors.

Within this context, operating profit on continuing activities increased by 2% in 2003 to £372m. Operating profit on continuing activities is the most telling indicator of our trading progress from one year to the next. Given the mixed economic environment, we are pleased with these results, as the Chief Executive reports in his review.

I shall first comment, however, on the consolidated results of Smiths Group plc, which include the discontinued activities, principally the Polymer Sealing Solutions business. On sales of £3,056m, including £427m from the discontinued activities, the company earned profits before tax, amortisation and exceptional items of £384m. After amortisation and exceptionals, the pre-tax profit was £217m, representing earnings per share of 20.0p, compared with 33.3p last year.

Reflecting the confidence we have in our business, but also recognising that earnings have not grown this year and that the outlook remains tough going forward, the Board is recommending that the dividend for the full year be increased only in line with inflation at 2% to 26p. This means the final dividend is raised to 17.25p.

Following publication of the revised Combined Code on Corporate Governance, I am pleased to be able to say that the company already complies in large part with these new provisions. Where we do not comply, we will be considering what action to take or, if appropriate, offer explanations as to why we do not.

We are in the process of recruiting additional non-executive directors in order to bring the balance of the Board more closely in line with recommended practice.

We have recently announced the appointment of Lord Robertson of Port Ellen, as a non-executive director, who takes up his appointment in February 2004.

John Hignett retired as a non-executive director in November 2002 and we thank him for his valuable service.

We made further progress in improving our environmental efficiency during the year and, by the end of July 2003, 96% of our major manufacturing businesses achieved certification to the international standard ISO 14001. Smiths also became a signatory to MACC2 (Make a Corporate Commitment) in 2003, supporting a UK Government initiative to help organisations improve resource efficiency and environmental performance. I am also pleased to report that our safety standards continue at a high level, with our first EHS (Environment, Health and Safety) report, for 2002, showing days lost to accidents in the United Kingdom and United States at well below the industry averages.

I would like to take this opportunity to express the thanks of the Board to employees who have performed well in a difficult economic environment. I would also like to express my confidence in the prospects for the group. As the Chief Executive explains in his review, we have made great progress in focusing on growth areas, and have a clear strategy for increasing our profits through both top line growth and further efficiencies.

KEITH ORRELL-JONES
CHAIRMAN

DURING 2003, MANAGEMENT TOOK SEVERAL STEPS TO INCREASE SMITHS' FOCUS ON THOSE BUSINESSES WITH POTENTIAL FOR HIGHER GROWTH. WE DID SO BY MOVING THE FAST-GROWING SMITHS DETECTION BUSINESS INTO ITS OWN DIVISION, AND SETTING IN MOTION A SERIES OF INITIATIVES TO DRIVE ALL FOUR OF OUR DIVISIONS TOWARDS THEIR FULL POTENTIAL. AT THE SAME TIME, WE MADE FURTHER ACQUISITIONS AND DISPOSALS.

The management of each of our four divisions now has specific growth targets and is in the process of implementing measures designed to achieve these targets.

In Detection, we are taking steps to increase our market share in what is a fast growing market. In Medical, we are introducing innovative new devices and improving our route to market. Aerospace is tackling the cyclical downturn in civil aviation by introducing further efficiencies and cost reductions, while continuing to gain prestigious contracts on new civil and defence programmes. In Specialty Engineering, we are continuously improving product quality, while seeking to grow sales, profits, margins and cash-flow.

Through a combination of acquisitions and disposals, we are focusing the company on the businesses with the greatest growth potential. The acquisition of Heimann Systems GmbH, the world-leader in x-ray inspection of airline baggage and container freight, was highly complementary to our existing detection activities and reinforced our position in this rapidly evolving market. By contrast, we announced the sale of Polymer Sealing Solutions towards the year-end, judging that this business had a greater value to another owner.

As our Chairman has reported, there was robust progress in profits in the face of mixed conditions. For the year ended 31 July 2003, Smiths generated operating profit from continuing activities of £372m, exceeding last year's result by 2%, in spite of the translation effect of an unfavourable US dollar exchange rate. Sales increased by 2% to £2.6bn. Pre-tax profits before exceptional items and amortisation of goodwill declined by 4% to £349m, however, as a result of increased pension cost, which is discussed later in the financial review. Earnings per share of 45.6p were below last year's level of 46.9p. Reflecting the quality of our technology and our tight control over costs, Smiths achieved an unchanged operating profit margin of 14%.

The company maintained its strong record of cash generation, converting 90% of operating profit into operating cash, after capital expenditure. Free cash-flow, after interest, tax and restructuring costs was 48p per share. Net debt was reduced, standing at £715m at the year-end. The total return on shareholder investment, including goodwill previously set off against reserves, was 12% after tax, well above the company's cost of capital.

The year-on-year improvement in underlying operating profit is masked by the decline of the US dollar rate used for currency translation and increased spending on research and development. The negative effect of these factors has been recovered through greater productivity and the benefits of earlier restructuring.

Company funded research and development increased by 11% to £130m, reflecting the cost of developing intelligent technology for new aerospace programmes, detection equipment and medical devices. This should be rewarded by higher growth and reinforced margins in the years ahead. Customer funded research and development also increased, to £121m.

Our investment in acquisitions was immediately beneficial. The purchase of Heimann Systems GmbH for £236m in cash has already significantly enhanced earnings.

Exceptional items of £123m reflect the combined effect of the profit booked on the sale of our Lodge and Air Movement businesses and a write-down of goodwill on the anticipated sale of Polymer. Polymer's full price reflects its increased profitability, but the prices paid for businesses have fallen since the 1990s when it was built by acquisition.



KEITH BUTLER-WHEELHOUSE
CHIEF EXECUTIVE

CONTINUING ACTIVITIES	2003 £m	Change
Sales	2,629	+2%
Operating profit*	372	+2%
Pre-tax profit*	349	-4%
EPS*	45.6p	-3%

*before exceptional and goodwill charges


33 years

33 CONSECUTIVE YEARS OF DIVIDEND INCREASE BY SMITHS.

In summary, the balance of our businesses has served us well in another difficult year. Management has identified opportunities to increase profits in each of the four divisions and is taking steps to capture the potential they represent. At the same time, the company is maintaining its financial discipline.

CASE STUDY: ACADA

RISING RISK OF CHEMICAL WARFARE
ACADA (Automatic Chemical Agent Detection Alarm) was developed as a result of lessons learnt in the 1990-1991 Gulf War to overcome perceived weaknesses in existing chemical warfare detectors. There was a need to improve agent detection capability and, most particularly, to reduce false alarms.

ROBUST TECHNOLOGY
We developed ACADA, which uses IMS (Ion Mobility Spectrometry) technology, to make it robust on the battlefield. Tested in extreme climates, such as the Arizona desert, Panamanian jungle and cold of Alaska, it can reject more than 95% of battlefield interferents, such as smoke or fuel vapours, allowing specific detection of both nerve and blister agents.

BATTLEFIELD SECURITY
Major General John Doesburg, Commanding General of the Soldier Biological and Chemical Command, has praised the 6,000 ACADA systems deployed in the 2003 Iraq conflict for 'zero false alarms'.

See **OUR PRODUCTS IN ACTION** page 8

DETECTION

MANAGING DIRECTOR **JOHN LANGSTON**

THROUGH SMITHS DETECTION WE ARE MAKING A SIGNIFICANT IMPACT ON THE FAST-CHANGING MARKET FOR EQUIPMENT TO DETECT WEAPONS, EXPLOSIVES, CONTRABAND OR OTHER HARMFUL SUBSTANCES SUCH AS CHEMICAL OR BIOLOGICAL AGENTS. WE ARE ACQUIRING AND DEVELOPING A RANGE OF TECHNOLOGIES TO MEET BOTH CURRENT AND FUTURE THREATS. IN TRACE DETECTION AND X-RAY IMAGING WE HAVE LEADERSHIP IN A UNIQUE COMBINATION OF TECHNOLOGIES.

The market for detection equipment is expanding rapidly, as governments around the world seek to protect troops, the public and property from largely hidden threats at strategic and vulnerable locations. These include airports, ports, public and government buildings, power generation, and water and fuel supplies. The drive to defend US air travel against terrorist threats was a key catalyst of growth during 2003, but there was also steady growth in demand from other sectors.

Following the transformational acquisition of Heimann Systems GmbH, Smiths Detection doubled in size in terms of sales. The division's sales for 2003 stood at £273m, compared with £119m for 2002, and operating profit expanded to £71m (up 145%). There was exceptional organic growth, chiefly due to the sale of more than 3,000 Ionscan units to the US Transportation Security Administration (TSA) for the examination of carry-on and check-in luggage for explosives at airports across the United States.

Heimann, the world-leader in x-ray inspection of mail, baggage and cargo, exceeded our budget projections for sales and profits in the eight months between acquisition and our financial year-end. In the United States, the TSA awarded Heimann a follow-on contract for baggage x-ray systems to be installed at security checkpoints. Countries including the United Kingdom, China and Spain placed significant orders for the automatic explosives detection x-ray system, Hi-Scan EDS, which checks up to 1,500 bags per hour. There were also large orders for container inspection equipment, particularly from Japan. The inspection of bulk freight containers during trans-shipment is

DETECTION	2003 £m	2002 £m
Sales	273	119
Profit	71	29

Employees: 1,600

SALES BY ACTIVITY


Trace 55%
X-ray 45%



OPERATING PROFIT EXPANDED TO £71M (UP 145%).

recognised as an effective means of preventing threats to national security. As an example, all road freight travelling on Channel Tunnel trains is now examined using Heimann equipment located at the French and UK entry points.

The new EDtS system for automatic explosives detection is currently undergoing pre-tests before seeking TSA certification in the United States, where it has great potential. The system has overcome the shortcomings of existing technologies in competitive products, offering a combination of high throughput, low false alarms and increased detection capability.

Considerable progress was made in sales of trace detection equipment, with important breakthroughs in recently launched products. These included the Sentinel II walk-through portal that screens passengers for explosives and is currently installed at a number of international airports for evaluation. Outside transportation, the UK Ministry of Defence, NATO and US federal and state authorities ordered chemical warfare detection equipment. Additionally, Smiths Detection is a key member of the industrial team that will equip the United States Postal Service with a biohazard detection system.

NEW DIVISION
In order to capture the full potential of the rapidly growing market for detection equipment, we created Smiths Detection as a stand-alone division, effective from 1 August 2003. The new division allows us to gain maximum benefit both from the favourable market conditions and our acquisition of Heimann.

Smiths Detection now has a more comprehensive global marketing, research and development, and servicing presence than the competition. Additionally, it has a division-wide approach to lean manufacturing.

To maintain the momentum, we are increasing the budget for developing detection technologies. In particular, we are developing systems that integrate our trace and x-ray detection technologies within a single device.

OUTLOOK
Smiths Detection is well positioned to capitalise on its opportunity for growth. Demand for detection systems is broadening, with initiatives to increase the screening of sea cargo, air freight and airline baggage. There is also expanding demand worldwide for equipment to safeguard military forces and strategic installations, and to protect the public from threats traditionally directed only at the military.

MEDICAL

MANAGING DIRECTOR **LAWRENCE KINET**

SMITHS MEDICAL IS A LEADING SUPPLIER OF DEVICES USED DURING CRITICAL AND INTENSIVE CARE, SURGERY, POST-OPERATIVE CARE DURING RECOVERY, AND IN A SERIES OF HIGH-END HOME INFUSION THERAPIES. WE ARE FOCUSING ON DEVELOPING TECHNOLOGIES THAT OFFER BOTH CLINICAL AND ECONOMIC ADVANTAGES TO HEALTHCARE PROVIDERS IN AREAS WHERE WE HAVE A COMPETITIVE EDGE AND WHERE THERE ARE OPPORTUNITIES FOR GROWTH.

During 2003, the world market for medical devices continued to grow steadily, in line with increased healthcare spending in the advanced economies, driven by ageing populations and strong demand for new technology. Smiths Medical benefited from these trends, although its underlying performance was masked by the impact of currency translation, mainly from a weaker US dollar, which reduced reported sales by £20m and profits by £5m. Over half of the division's sales are generated in the United States.

continued on page 10

OUR PRODUCTS IN

FROM JET ENGINES TO OPERATING THEATRES, FROM PIPELINES TO CHEMICAL AGENT DETECTORS, SMITHS IS DEVELOPING INNOVATIVE SOLUTIONS TO OUR CUSTOMERS' NEEDS ACROSS THE GLOBE.







ACTION

[1] British soldiers use ACADA in a building believed to have been used as a headquarters by Ali Hassan al-Majeed, who has been nicknamed 'Chemical Ali', near the city of Basra in southern Iraq, April 8, 2003. Pool/Reuters

[2] The *Tracer® III* nerve stimulator is designed specifically for regional anaesthesia, locating individual nerves so that pain relief can be targeted at particular areas of the body.

[3] Smiths Detection provides x-ray cargo inspection technology for the examination of fully loaded trucks, vehicles and containers at port facilities, customs and border controls.

[4] The Joint Strike Fighter, which will be the highest volume fighter jet in production, incorporates Smiths systems ranging from power management, to actuation, to microwave cable.

[5] The John Crane-Iskra JV company began in June to support Gazprom which is progressively installing John Crane Dry Gas Seals to upgrade its natural gas pipelines throughout Russia.

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MEDICAL	2003 £m	2002 £m
Sales	486	480
Profit	88	93

Employees: 5,300

SALES BY ACTIVITY

- Anaesthesia 60%
- Medication Delivery 40%

CASE STUDY: NEEDLE PROTECTION

1 DANGER OF NEEDLESTICK INJURIES
There is growing awareness of the danger of accidental 'needlestick' injuries to health workers. In the United States, the April 2001 Needlestick Safety and Prevention Act makes it compulsory to protect clinicians and nurses from needle injuries.

2 PRACTICAL SOLUTIONS
Through both internal development and acquisition, we have developed an extensive range of needle protection products, which are affordable and easy to use. Needle protection devices are now available for a range of applications, from regional anaesthesia trays to hypodermic needles.

3 SAFER WORKING CONDITIONS
Health workers performing a variety of procedures can use our range of needle protection devices. Through a simple, one-handed technique they protect the nurse or physician from injury.

The decline in operating margin was limited to the first half and was largely due to the one-off costs of launching the new Cozmo™ insulin delivery pump. Margins in the first half dipped to 16%, recovering to 20% in the second half, so averaging 18% for the year. The company aims to maintain Medical's margin while progressively increasing investment in research and development. Currently, approximately 20% of products are less than three years old and there is a pipeline of new products, which secure the highest margins.

Devices that have been the focus of recent investment accomplished strong sales growth. More than 3,000 diabetes sufferers purchased the Cozmo™ insulin pump. US hospitals purchased our needle protection devices in growing numbers, following the expansion of an increasingly comprehensive product range. Infusion and Airway, our largest businesses, achieved steady growth while continuing to introduce new products.

STREAMLINED STRUCTURE
In June, we formed Smiths Medical into a single global identity in order to improve further the focus with which we sell to our customers. In the United States, Smiths Medical has been organised around two broad product categories: Medication Delivery and Patient Monitoring, which includes the infusion pumps already described and pulse oximetry; and Anaesthesia and Safety Devices, including single-use devices for anaesthesia, airway management and patient temperature management during surgery or other intensive care procedures.

Specialised sales forces have been assigned to each of these sectors and a team established to manage relationships with the big hospital group purchasing organisations in the United States. Smiths Medical International now coordinates sales through a worldwide distributor network. The drive to manufacture the highest quality products at the lowest price has continued, with increased production at our global assembly facility in Tijuana, Mexico. By the end of the financial year, Tijuana assembled about half of our devices and employed more than 1,500 people.

INNOVATIVE PRODUCTS
Reducing the cost of manufacturing has allowed us to increase investment in product development without reducing or damaging margins. We increased research and development spending by 14% in the year and aim to grow this further to the industry norm of 5-6% of sales.

Current developments include a second version of the Cozmo™ pump, which integrates a glucose monitor. We are working on this development with our partner, TheraSense, a leader in glucose monitoring technology. It is anticipated this product will be ready some time early in 2004. In emergency and critical care, we have introduced a significant product enhancement for our level 1® fast flow fluid warmer devices that shuts off flow to the patient if the device detects the presence of air in the fluid delivery line. In our Airway business, we have launched a laryngeal mask that supports day care surgery and a ventilator for taxing military environments.

OUTLOOK
Investments in new products will stimulate sales growth, while maintaining margins. Similarly, the larger and more focused sales force will generate growth, while our continuous drive for efficiency improves manufacturing quality and profitability.

CASE STUDY: POWER MANAGEMENT SYSTEM

EFFICIENCY DRIVE
Beset by a tough business environment, aircraft manufacturers and airlines are continuously seeking to drive down costs. In terms of the power management systems, this can be done through reducing both the weight of the electrical systems on the plane and the time taken to power up the plane.

ADVANCED AVIONICS
We developed the most advanced power management system on the market. Through a central intelligence switching system, it has significantly reduced the wiring and electronics required. We are constantly enhancing the Power Management System, incorporating the latest functionality.

LESS COST
Our Power Management System has reduced both build and flight costs. It is currently in service on the Boeing 777 and is being adapted for the Joint Strike Fighter and Apache helicopter.

See **OUR PRODUCTS IN ACTION** page 9

AEROSPACE

MANAGING DIRECTOR **JOHN FERRIE**

AS A FIRST-TIER SUPPLIER OF INTEGRATED SYSTEMS TO THE PRIME AIRCRAFT MANUFACTURERS AND ENGINE BUILDERS, SMITHS AEROSPACE SPECIALISES IN DESIGNING AND MANUFACTURING HIGH-VALUE, AFFORDABLE SOLUTIONS FOR MILITARY AND CIVIL APPLICATIONS. WE FOCUS ON APPLYING TECHNOLOGIES TO ENHANCE THE CAPABILITIES OF AIRCRAFT, WHILE REDUCING THE COST OF CONSTRUCTION, MAINTENANCE AND OPERATION.

AEROSPACE	2003 £m	2002 £m
Sales	998	1,079
Profit	105	139

Employees: **8,800**

SALES BY ACTIVITY



■ Civil aerospace	38%
□ Defence	62%

For the aerospace industry, the last 12 months were among the most difficult ever. Airlines delayed orders of new aircraft, and their appetite for spares and retrofits diminished, reflecting their weak financial state. To an extent, this commercial recession was offset by the US-led continuing expansion in military expenditure.

Increased sales to military aircraft programmes limited the decline in Smiths Aerospace sales, which fell by 7% to £998m. However, margins on military sales are lower than those on civil. Additionally, the weaker US dollar exchange rate resulted in a £10m adverse currency translation and we spent £8m more on research and development. As a result, operating profit fell by 24% to £105m.

Defence equipment now represents more than half of the division's sales and we are chosen suppliers to most of the high-value programmes of the next decade, including the Joint Strike Fighter, which will be the highest volume fighter jet in production. Spending on military aircraft is projected to continue to rise for the rest of the decade.

In civil aerospace, the number of new passenger jets with more than 100 seats built annually will have declined from a peak of over 900 four years ago to fewer than 600 this year and there is no sign of an upturn before 2006. We are well positioned on aircraft which are likely to benefit when the cycle turns, such as the Boeing 737.

The division continues to develop its technology and to adapt its products to the needs of today's military and civil customers. The increase in company funded research and development spending reflects success in winning opportunities on programmes such as the Airbus A380, Boeing 767 Tanker, and the Lockheed Martin Joint Strike Fighter. Also, Smiths is one of a team of companies developing technologies and design concepts for Boeing's new 7E7 airplane programme, including the Core Common Computing and Power Management systems.

STRATEGIC INITIATIVES
We have improved our organisational structure to provide greater focus on core activities and key customers. The division is now split into its two core activities of systems (actuation and avionics) and engine components. Within the systems business, key customers now have a single point of contact.

In recognition of engine manufacturers' moves to outsource the machining of engine components to high-quality, low-cost manufacturers, we are building a new

CASE STUDY: JOHN CRANE-ISKRA

2 NEED TO UPGRADE PIPELINES
Gazprom, the leading Russian producer and distributor of natural gas constantly strives to improve reliability and efficiency in its gas turbo-compressors through applying the most reliable and advanced technologies.

3 LEADING GAS SEALS
John Crane invented the dry gas seal in the 1970s and maintains its technological lead today. During 2003, the John Crane-Iskra joint venture company was established to support Gazprom with the maintenance of the seals and compressors on its pipelines.

4 GREATER RELIABILITY
John Crane's dry gas seals can replace Gazprom's old technology oil seals, resulting in increased reliability, safety and efficiency. Over time, this will reduce maintenance requirements on Gazprom's pipelines.

See 5 OUR PRODUCTS IN ACTION page 9

facility in Suzhou, Jiang Su province, China. The facility will start operation in early 2004 and has sufficient capacity to meet demand when the civil aerospace cycle recovers.

We have continued to sharpen our strategic focus and to consolidate production facilities. In November 2002 we sold the Lodge business for £33m. Additionally, a number of manufacturing facilities have been consolidated in the United Kingdom. Our actions have reduced cost, while preserving the flexibility to grow.

OUTLOOK

Smiths Aerospace is well-positioned for long-term growth. In the meantime, we have a strong position on most of the high-value military programmes of the next decade. Even so, we are continuing to take action to reduce cost and restructure our activities.

SPECIALTY ENGINEERING

MANAGING DIRECTOR **EINAR LINDH**

SMITHS SPECIALTY ENGINEERING DEPLOYS SPECIALIST MANUFACTURING SKILLS AND INTELLECTUAL PROPERTY TO CREATE UNIQUE AND CRITICAL COMPONENTS FOR A DIVERSE RANGE OF INDUSTRIES. THROUGH PROACTIVE MANAGEMENT, WE ARE CONTINUOUSLY INCREASING THE FOCUS OF OUR BUSINESSES, DRIVING FOR INCREASED PROFITS THROUGH IMPROVED PRODUCTS, SERVICE AND EFFICIENCY.

Despite variable economic conditions across our global markets and a reduction in sales of 4% to £872m, profits improved by 5% to £108m. The benefits from both product mix and cost reductions were reflected in the margin which improved from 11% to 12%.

In particular, John Crane, the world leader in mechanical seals in terms of both market share and technology, achieved a creditable performance in its international businesses, and also benefited from the restructuring completed in 2002. Increased oil and gas exploration, together with investment in transportation pipelines, boosted demand for seals and related services.

Among the more significant developments, John Crane's leadership in dry gas seal technology helped it win a role in a joint venture which can upgrade Gazprom's pipelines in Russia. Performance Plus, the service-based initiative that maximises the performance of seals and related equipment, experienced growth in fee income and related sales. A focus on top line growth is proving successful, with the international order book ending the year at its highest level ever.

Smiths Interconnect designs and engineers connectors and electronics for highly specialised applications in industries ranging from defence to communications. Typical examples of the product applications are US military projects such as 'surge suppression' technology to protect military communications vehicles from High Altitude Electro Magnetic Pulses. Its Microwave cable systems have been selected by Lockheed Martin Aeronautics to supply the Broadband Airborne Cable Assemblies for the Joint Strike Fighter. The contract is potentially valued in excess of US$500m over the life of the programme.

The Flex-Tek division, which designs and manufactures innovative tubing and electrical components for the aerospace industry and international domestic equipment manufacturers, continues to produce excellent profit and cash ratios despite flat market conditions. The strong positions held by the businesses in their marketplace are a direct result of their innovation, with constant development of new products and enhancements.

AS A RESULT OF COST REDUCTIONS IMPLEMENTED IN PREVIOUS YEARS, THE PERFORMANCE OF OUR BUSINESSES HAS IMPROVED.

SPECIALTY ENGINEERING	2003 £m	2002 £m
Sales	872	910
Profit	108	103

Employees: 10,100

SALES BY ACTIVITY


John Crane 51%
Industrial 34%
Marine/ Tubular Systems 15%

Kelvin Hughes, the marine electronics and charts business, improved profits substantially following the streamlining of its corporate structure and an accompanying reduction in costs. It has supplied the integrated bridge system for the Queen Mary 2 cruise liner, which will be the largest passenger vessel in service following its launch in January 2004.

Where appropriate, our businesses continue to be refocused and restructured. In December 2002, we sold the Air Movement and Cable Management businesses for £125m. We have also expanded manufacturing in low-cost Central American and Eastern European countries, while consolidating facilities in North America. The telecommunications component manufacturing business established in Shanghai, China, has made good progress. Low-cost manufacturing initiatives continue to be given high priority.

OUTLOOK

Looking forward, the division should achieve modest growth in 2004 if the current market trends are sustained. Much of the sales growth is likely to come from John Crane and the defence-related Smiths Interconnect businesses, where the sales initiatives of the past year are ongoing. Increased efficiencies across the division will continue to reduce the cost base and the cash conversion success of last year is forecast to be repeated.

GROUP PROSPECTS

Smiths continues to refocus its activities on areas of greatest opportunity for growth. The strength of the balance sheet, combined with high operational cash-flow, provides a strong platform for developing this strategy. The markets served by Detection, Medical, and Smiths' defence business all have a positive outlook, while significant recovery in commercial aerospace is still two years away. In the current year, the company is confident it can achieve a steady performance from the continuing activities, with reduced profits from commercial aerospace balanced by gains elsewhere. Looking further ahead, the focus on growth markets and operational efficiency will drive performance improvement.

KEITH BUTLER-WHEELHOUSE
CHIEF EXECUTIVE


WE SPEND MORE TIME ON RESEARCH



Deltec
CoZmo
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47.5 u
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CoZmo
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Deltec

DIFFICULTIES OF DIABETES

With the incidence of the more serious Type 1 diabetes on the increase in the United States, there is a growing need to improve the treatment of this disease. Sufferers need devices that allow them to tailor their dosage more exactly to requirements, with minimum disruption to their lifestyles.

INNOVATIVE DEVICES

The innovative Deltec Cozmo™ insulin pump was developed with extensive research, and repeated consultation and referral to focus groups consisting of physicians, diabetic educators, paediatricians and patients. It received approval from the US Food & Drug Administration in August 2002.

A BETTER LIFESTYLE

The pump offers significant advantages over other available insulin pumps, most notably its ease of use and flexible programming. Diabetics can personalise their treatment and adjust their dosage, giving them more freedom to enjoy life.

HE HAS MORE TIME ON THE BEACH




NET DEBT £m
03 715
02 725
01 1,120
00 1,466
99 973

14%

14% OPERATING MARGINS MAINTAINED.

SMITHS 2003 RESULTS DEMONSTRATED AGAIN THE BENEFITS OF FOCUS ON GROWTH AREAS ACROSS ITS BUSINESS GROUPS, OFFSETTING THE EFFECT OF SLUGGISH ECONOMIC GROWTH CONDITIONS IN MANY PARTS OF THE WORLD. FURTHER PROGRESS WAS MADE IN ENHANCING THE BUSINESS PORTFOLIO WITH THE HEIMANN ACQUISITION, INTEGRATED INTO OUR DETECTION BUSINESS, AND DISPOSAL OF LOWER MARGIN NON-CORE OPERATIONS. OPERATING CASH-FLOW PERFORMANCE REMAINED STRONG. DEBT FELL TO £715M AT THE YEAR-END AND WILL REDUCE FURTHER TO BELOW £250M WITH THE PROCEEDS FROM THE POLYMER DISPOSAL.

ACCOUNTING POLICIES

As disclosed in the interim announcement, Smiths has adopted voluntarily the full accounting requirements of FRS17 – Retirement Benefits in its 2003 accounts and comparative figures for 2002 have been restated accordingly.

With the exception of FRS17, there have been no changes in the group's accounting policies during the year.

PROFIT AND LOSS ACCOUNT FORMAT

'Discontinued activities', comprising principally the Polymer business, are shown in a separate column in the profit and loss account in order to illustrate more clearly the ongoing activities. Interest is allocated to discontinued businesses on the basis of net proceeds receivable. As a result, the profit before tax in the 'Ordinary activities' column is stated on a comparable basis between 2003 and 2002.

'Goodwill amortisation' and 'exceptional items' are also shown in separate columns in the profit and loss account and are discussed below.

PROFIT AND LOSS

Continuing activities (before exceptionals and goodwill).

	2003 £m	2002 £m	Change
Sales	2,629	2,588	+2%
Operating profit	372	364	+2%
Pre-tax profit	349	364	-4%
EPS	45.6p	46.9p	-3%

Sales of £2.6bn were slightly over the prior year. Within this total, however, activity levels varied significantly, with growth in the Detection and Medical businesses offset principally by lower civil Aerospace volumes.

Benefiting from continuing cost reduction actions, operating profit from continuing businesses at £372m was ahead of last year by 2% and operating margins were unchanged at 14%.

Company funded research and development costs of £130m were £13m higher than the previous year, principally in Aerospace and Detection. Customer funded development costs also rose by £25m to £121m.

Total interest on net debt reduced to £38m (2002 £58m) as a result of reduced borrowings, and lower interest rates. Interest was 11 times covered by operating profit before goodwill amortisation and exceptional items (2002 7 times).

Other finance costs – retirement benefits', representing the financing cost of pensions and retiree healthcare benefits under FRS17, were a net charge of £2m (2002 net credit £26m) as a result of the decline in the funding position of the principal schemes.

Overall, pre-tax profit before exceptional charges and amortisation of goodwill, was down 4% as a result of adverse exchange translation and the increased cost of retirement benefits, but underlying growth was positive, as shown in the table below. Underlying growth is a combination of operational improvements and lower interest costs, partially reduced by higher research and development and restructuring costs.

	£m
2002 PBT	364
Underlying growth	13
Acquisitions	20
Exchange	(20)
Pensions financing	(28)
2003 PBT	349

Earnings per share fell 3%, less than the decline in pre-tax profit due to a 1% point reduction in the tax rate to 27%.

The dividend is almost twice covered by earnings (including discontinued activities).

CASH-FLOW

We believe that profit performance must be underpinned by strong and reliable cash generation. We monitor cash performance through the conversion rate of operating profit into cash for our operations (which we have consistently measured as being after investment in capital expenditure) and by the overall generation of free cash-flow at group level. We maintained our focus in this area in 2003, achieving a 90% conversion of operating profit to cash, and free cash-flow of £270m.

TOTAL CASH-FLOW	2003 Total £m	2002 Total £m
Operating profit	**424**	428
Depreciation	**89**	92
Retirement benefits	**(5)**	29
Working capital	**(42)**	34
Capital spend (net)	**(86)**	(100)
Operating cash-flow after capex	**380**	483
Tax and interest	**(87)**	(109)
Restructuring	**(23)**	(59)
Free cash-flow	**270**	315
Dividends	**(142)**	(139)
Acquisitions/disposals	**(105)**	181
Other	**(13)**	38
Decrease in debt	**10**	395

DISCONTINUED BUSINESSES

Consistent with the strategy of disposing of non-core businesses to reinvest in higher growth opportunity businesses, proceeds of over £630m were raised from disposals announced during 2003, of which £137m was in respect of disposals completed during the year.

The principal completed disposals were Lodge (November 2002) and the Air Movement and Cable Management businesses (December 2002). These disposals gave rise to net exceptional gains of £14.5m.

The sale of Polymer for £495m was announced in July, with completion expected by the end of September. Polymer's results have been included in the 'Discontinued' column in the profit and loss account but the business assets and liabilities are included in the group's year-end balance sheet, as the transaction was not completed by the year-end.

An exceptional charge of £137m has been recorded to write down the Polymer goodwill to its realisable value.

RESTRUCTURING

There were no exceptional restructuring charges in 2003 (2002 £43.7m) as the cost of major restructuring programmes, principally in Aerospace in response to lower civil build rates, and in Medical to relocate manufacturing to lower-cost locations, were recognised in previous years' accounts. The related actions were completed during 2003 and the annual cost base has now been reduced by over £100m over the last three years, at a total cost of £160m. Non-exceptional restructuring costs of £11m (2002 £3m) were charged to operating profit.

GOODWILL

Goodwill on all acquisitions since 1998 is capitalised and amortised over a maximum 20-year period. The carrying value of acquisitions is formally reviewed at the first full year-end following acquisition and is also reviewed when circumstances require it.

The annual goodwill amortisation for 2003 was £44m (2002 £39m). Except for the Polymer goodwill write-down there were no impairment charges made in 2003 (2002 £12m).

ACQUISITIONS

The most significant acquisition during the year was the Heimann business for £236m. In the first eight months of ownership, Heimann performed ahead of initial expectations and contributed £123m and £25m to sales and operating profit respectively, significantly ahead of its financing cost.

TI AUTOMOTIVE INVESTMENT

Smiths continues to hold, at cost, £325m of preference shares in TI Automotive, which was demerged in July 2001. No preference dividend has been received or accrued in 2003.

TI Automotive continues to trade satisfactorily and is in compliance with its banking covenants. Present and forecast levels of profitability are sufficient to support the carrying value of Smiths' investment.

GEOGRAPHIC SPREAD AND EXCHANGE RATES

The geographic analysis of ongoing operations, which was broadly unchanged from 2002, is shown below:

	Sales	Profit
United Kingdom	27%	14%
North America	53%	65%
Continental Europe	14%	16%
Rest of World	6%	5%

The key exchange rates affecting the group are the US$ and Euro. The table below shows the average and year-end rates for these currencies:

	£1=US$	£1=Euro
Average		
2003	1.59	1.51
2002	1.455	1.61
£ (stronger)/weaker	(9%)	6%
Year-end		
2003	1.61	1.43
2002	1.56	1.59
£ (stronger)/weaker	(3%)	10%

The effect of the decline in the average value of the US$ outweighed the stronger Euro and the net translation effect was to reduce sales and operating profit by £120m and £20m respectively. A movement of 1 cent in the US$ exchange rate affects profits by £1.5m. Net exchange exposure on export transactions was not material.

COST OF CAPITAL AND RETURN ON INVESTMENT

The company uses its weighted average cost of capital as one measure to appraise both internally-generated investment opportunities and acquisitions. During 2003, the company's weighted average cost of capital for the year remained at 8% with the increased cost of equity offset by reductions in the cost of borrowings.

The after-tax return on average shareholder investment, including goodwill, was 12% (14% excluding the investment in TI Automotive), compared with 11% last year and continues to exceed the weighted average cost of capital.

TAXATION

The tax charge for the year represented an effective rate of 27% on profit of ongoing businesses before taxation, goodwill amortisation and exceptional items (2002 28%). This is a reduction of 3.6 percentage points since 2000, due principally to the benefits of the merger.

In accordance with FRS19 – Deferred Taxation, the balance sheet includes all deferred tax liabilities.

RETIREMENT BENEFITS

The company has adopted the full accounting requirements of FRS17 to calculate its pension expense in 2003. FRS17 is a more prescriptive accounting treatment than SSAP24, and we consider that the greater transparency and consistency offered are significant benefits.

Under FRS17, the group's accounts reflect the net surplus/deficit in retirement benefit plans, taking assets at their market values at 31 July and evaluating liabilities by discounting at year-end AA corporate bond interest rates.

The funded pension plans, measured on this basis, started the year with a pre-tax deficit of £85m. The overall return on assets in the year was 7%. However, the AA corporate bond rate reduced during the year (from 6.0% to 5.5% in the United Kingdom), increasing the calculated value of liabilities by about £200m. The table below gives an analysis of the company's year-end liabilities calculated under FRS17.

£m	2003	2002
Funded plans		
Assets	2,468	2,345
Liabilities	(2,776)	(2,430)
Deficit	(308)	(85)
Funding level	*89%*	*96%*
Unfunded liabilities	(145)	(119)
	(453)	(204)
Deferred tax	145	75
Net liability	(308)	(129)

The profit and loss account bears the cost of providing retirement benefits in two places. The actuarially calculated cost of the current year's benefits earned is charged against operating profit (the 'service cost') – in 2003 this was £48m (2002 £50m). The interest section of the profit and loss account is charged with the interest on retirement liabilities and credited with the expected return on pension scheme assets – in 2003 this was a net charge of £2m (2002 net credit £26m).

Pension funding (company cash contribution) decisions are based on the advice of independent actuaries, which takes account of the long-term nature of the liabilities. For funding purposes, the most recent actuarial valuations of the principal schemes were performed as at March and April 2003 in the United Kingdom, and July 2002 in the United States. Contributions to the funded plans were increased to £46m in 2003 (2002 £14m), similar to the service cost. Contributions are expected to increase further in 2004, depending upon investment performance. The FRS17 deficit will be reduced by the additional cash contributions, plus the extent to which investment performance exceeds the discount rate.

TREASURY

Smiths applies centralised treasury management over its financial risks through a strong control environment. All debt origination, management and derivative transactions are controlled centrally. No speculative financial transactions are permitted and all funding is recognised on the balance sheet.

The objectives of the treasury function continue to be to:

- deliver the liquidity requirements of the businesses cost-effectively;
- manage the central funding demands providing a low cost of debt;
- develop and maintain strong and stable banking relationships and services; and
- provide the group reasonable protection from the effect of foreign currency volatility.

These objectives are controlled through a Treasury Policy approved by the Board, and a Treasury Compliance report is presented annually to the Audit Committee to confirm that treasury activities have operated in accordance with policy.

During the year, Smiths raised US$250m through an issue of 10-year unsecured Senior Notes at a coupon of 5.45%. The issue was over-subscribed, demonstrating the strong credit quality of the group. Credit ratings of A- and A3 from Standard & Poor's and Moody's respectively were maintained.

Committed undrawn credit lines totalled £540m at the year-end, provided chiefly by the group's £500m revolving credit facility. Recognising the imminent completion of the Polymer disposal, these facilities were reduced by £400m since the year-end, still leaving more than adequate liquidity for the group.

The remaining borrowings are well spread in terms of maturity and there are no immediate refinancing risks.

Borrowings are maintained largely in US dollars to match the group's asset profile and split equally between fixed and floating rates of interest. In a period of falling global interest rates, this has proved effective in allowing the group to benefit from low floating interest rates


12%

AFTER-TAX RETURN ON AVERAGE SHAREHOLDER INVESTMENT EXCEEDS SMITHS WEIGHTED AVERAGE COST OF CAPITAL.

and the group's average borrowing rate in 2003 was below 5% before tax relief, with maturities averaging over five years.

LEGAL ISSUES

As previously reported, John Crane, Inc. ('John Crane'), a subsidiary of the company, is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to or use of products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

With the benefit of its 'safe product' defence and with access to insurance judged sufficient to meet all material costs of defending these claims for the foreseeable future, John Crane has resisted every case in which it has been named and intends to continue the robust defence of asbestos-related claims.

As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 90,000 claims over the last 24 years. John Crane is currently a defendant in cases involving approximately 174,000 claims. Despite these large numbers of claims, John Crane has had final judgments against it, after appeals, in only 28 cases, amounting to awards of some US$17.8m over that 24-year period. These awards, the related interest and all material defence costs, have been met in full by insurance.

The company continues to hold the view that the litigation does not represent a material contingent liability. No provision relating to it has been made in these accounts.

FINANCIAL CONTROLS

While our decentralised organisation delegates day-to-day control to local management, we have comprehensive budgetary control systems in place, with regular reporting to the Board.

The company has a continuous, formalised business risk management process operated at each business unit.

The internal audit department reviews all key business units over a rolling three year cycle and its findings are reported to the Audit Committee. All acquisitions are reviewed within 12 months of acquisition, to verify compliance with the company's procedures.

Further information regarding the group's procedures to maintain strict internal controls over all aspects of risk, including financial risk, are set out in the Corporate Governance section of the directors' report.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Following a recent European Union regulation, all listed companies in the EU will be required in future to prepare their consolidated financial statements under international financial reporting standards 'IFRS'. This will apply to the Smiths Group plc accounts for the year ending 31 July 2006 (with 2005 comparatives). It is a complex task to assess the differences between current accounting policies and IFRS, not least since many of the IFRS are themselves in the course of revision. It is clear that a number of accounting policies and some presentational aspects of the financial statements will change. Work has commenced to ensure the group will be ready to meet the conversion deadline and to present clearly the effects of this transition.

ALAN THOMSON
FINANCIAL DIRECTOR

96%

96% OF OUR MAJOR BUSINESSES ACHIEVED ISO 14001 CERTIFICATION.

DEVELOPING DIVERSE TALENTS

WE ARE COMMITTED TO DEVELOPING THE CAPABILITIES OF SMITHS' EMPLOYEES. IN A HIGHLY COMPETITIVE MARKET FOR TALENT, THE GROUP'S SUCCESS DEPENDS, IN PART, ON ITS ABILITY TO RECRUIT AND RETAIN THE BEST PEOPLE FROM INTERNAL AND EXTERNAL SOURCES TO MEET TODAY'S NEEDS AND TO DEVELOP THEM TO TAKE ON DIFFERENT AND/OR MORE SENIOR ROLES TO MEET THE CHALLENGES OF TOMORROW.

We base our selection processes on a person's work record, competencies and past performance and are developing our appraisal process, management development activity and succession planning to underpin this approach.

Smiths continues to invest in the acquisition, by employees, of new skills. To this end, relevant training opportunities are provided. Smiths employees are encouraged to participate in their own development and are assisted in this by feedback on their performance, in order to help maximise the development of their potential.

An important development in the past year has been the establishment at the Smiths Aerospace site in Cheltenham of the Learning and Resource Centre, officially opened in June 2003 by Alan Johnson, then Minister of State for Employment Relations, Industry and the Regions. The Centre was established as a result of widespread collaboration, but particularly between Smiths Aerospace and the Amicus trade union. The Centre is intended to assist employees and others in the surrounding areas to improve their skills as part of a commitment to lifelong learning.

We advertise job vacancies internally on our website, thereby giving our people an opportunity to manage their own career development. We are developing a detailed plan for the external advertisement of job vacancies through our website. This will permit us to reach many of our potential recruits at reduced cost.

Part of our investment for the future is exemplified by our graduate recruitment and training programme. Our recruitment website, www.whatsnext4u.com, communicates the challenging and exciting opportunities available to graduates who join us.

Smiths has 32,300 employees worldwide at the year-end (based in over 200 facilities), with over 75% of them located in the United Kingdom and North America and the others predominantly in the EU, Japan and China. Smiths is a diverse organisation. This diversity is a source of strength and our employment policies and practices are designed to support it.

BUSINESS ETHICS

Smiths believes that honesty, integrity and transparency should characterise our approach to business. Examples of existing policies and practises that support these beliefs include long-established procedures to protect 'whistleblowers' and a policy that supports employees who may be subjected to bullying and/or harassment at work.

We are reviewing all our existing policies in this area in order to formulate a consolidated statement of business ethics for Smiths. This will be based on mutual respect, fairness and the maintenance of high ethical standards in our dealings with and between employees, customers and suppliers.

COMMUNITY INVOLVEMENT

Smiths supports good community relations practices both corporately and through our businesses, many of which have long-established roots in their local communities. Often, they are major employers in their area and take an active role in supporting the community through charitable and other activities. These extend to programmes of liaison and exchange visits with pupils in their final year in secondary education, in order to help them prepare for the transition to employment. Managers have also provided an 'industrial mentoring' support system for some of these pupils. Smiths continues to support the UK 'Year in Industry' programme.

EMPLOYEE COMMUNICATIONS

Smiths recognises the importance of effective employee communications. At business unit level, communication takes place through a variety of channels, including team briefings, presentations and newsletters. Many businesses have forums for the exchange of information and best practice, as well as discussion of current issues, including business efficiency and 'lean' initiatives; training and development; and environment, health and safety matters.

At group level, the Smiths European Forum (SEF) meets annually to facilitate constructive dialogue with employees from the EU and EEA on issues of a transnational nature. The company strives to improve continuously the quality of information provided to delegates for dissemination to employees. The SEF is an effective means of communication regarding the immediate past performance of the group and provides an opportunity for delegates to raise questions and receive answers on this and future prospects.

The launch, during this last year, of Smiths online newsletter, E-Xtract, which is accessible via the internet and available in five languages, is an important aid to extending the effectiveness of communications with employees.

ENVIRONMENT, HEALTH AND SAFETY

EHS management and reporting

Smiths regards good Environment, Health and Safety (EHS) practices as an integral part of business performance. Improved environmental and safety performance reduces costs, creates business opportunities and minimises risk. We have identified the following EHS areas as being significant across Smiths' worldwide operations:

- lost time incidents and health and safety performance;
- energy and water use;
- generation and disposal of waste;
- emissions of greenhouse gases from energy use and transport;

- emissions to air – Volatile Organic Compounds and ozone depleting substances;
- contaminated land and remediation;
- product design for reduced environmental impact; and
- regulatory non-compliances and enforcement.

As mentioned in the 2002 Annual Report and Accounts, Smiths' first EHS Report (for 2002) was published early in 2003 (see www.smiths-group.com). This report follows three very successful years of health and safety reporting. Work is already under way for the 2003 EHS Report, due to be published in early 2004.

Policies and organisation
The Chief Executive of Smiths Group plc has overall responsibility for EHS performance, through the Director, Human Resources. Further convergence on EHS management at a corporate level continues through the creation of a new role of Director, EHS, reporting to the Director, Human Resources and responsible for the development of the group's EHS programmes. A group EHS Committee has been established to review EHS policies, standards and performance. Membership of this committee includes senior representatives from each of Smiths' four divisions. At a local level, each major facility has a safety adviser and environmental coordinator (in some cases, the same individual performs both functions). Annual reports on EHS progress are provided to the Board of Directors.

Policy statements exist for both environment and health and safety. They apply to our operations worldwide and can be viewed in our 2002 EHS Report. These policies are underpinned by:

- the implementation of recognised international standards for environmental management (ISO 14001);
- company standards on health and safety management (best practice safety manual); and
- measurement systems and targets for improved performance.

Management systems
Our environmental impacts are managed through the implementation of environmental management systems certified to the International Standard ISO 14001. In November 2000, we set ourselves a demanding three year goal to achieve ISO 14001 accreditation for all major manufacturing sites by the end of 2003. At 31 July 2003, 96% of our major manufacturing businesses achieved certification. This figure excludes the Polymer businesses and new acquisitions since November 2000 that were not part of the original implementation goal.

The graph below demonstrates the timeframe in which this level of accreditation has been achieved. A further update of progress to the end of 2003 will be provided in our 2003 EHS Report.

NUMBER OF ISO 14001 SITES

Year	Sites
03	77
02	49
01	36
00	2
99	1

Comprehensive standards for health and safety management within the company are defined in a best practice safety manual. This manual applies to Smiths operations worldwide and focuses on the management and control of common hazards in our operations. Sixty hazards and topics are covered ranging from risk assessments, hazardous substances, lone working, safety committees, and travelling on company business. We continue to roll out our internal safety audit tool across our major operations in order to verify compliance with these requirements. The audit tool consists of over 300 questions divided into four sections covering:

- the management of health and safety;
- risk assessments and documentation;
- control and protection arrangements; and
- health and welfare.

Results from the audit are used to identify areas for improvement.

Measurement and targets
Annual environmental metrics and quarterly accident or lost time incident data is collected via a dedicated EHS website. The information generated is used to track performance and report progress (via the EHS Report).

Smiths became a signatory to MACC2 (Make a Corporate Commitment) in 2003. This is a UK government supported initiative to help organisations improve their resource efficiency and environmental performance (www.macc2.org.uk). Reduction targets have been set for the company as a whole in the areas of greenhouse gas emissions, through more efficient site energy use and transport, water use, and waste disposal to landfill.

Waste minimisation delivers cost savings
We believe that our environmental programmes are also saving us money. Our best estimate indicates savings to the company in the order of £3m per annum from the more efficient use of energy, raw materials, water, and the generation of less waste for disposal.

Our waste minimisation demonstration project, involving five sites during the period 2001-2003 is a good example of the potential for environmental and business efficiency improvements. This project involved each site participating in a common programme of training and sharing of experience through regular meetings. Seventy-five individual opportunities aimed at reducing electricity, gas, water, materials and waste were identified, with an estimated total annual savings of £200,000, of which £65,000 has been achieved so far from 28 opportunities. Whilst the formal stages of the project have been completed, work continues on a site-by-site basis to implement the additional waste minimisation opportunities identified.

Stakeholder dialogue
We embarked on a new programme of stakeholder dialogue during the year to help shape the content and scope of our EHS reporting practices. We appointed The Environment Council, an independent UK organisation with significant expertise in managing and facilitating stakeholder dialogue, to help us in this process.
The programme was launched with two employee workshops, one in the United States and the other in the United Kingdom.















1 2 3 4 5 6
7 8 9 10 11 12

Committees
* Audit Committee
† Nominations and Remuneration Committee

1. KEITH ORRELL-JONES CHAIRMAN*†
Aged 66, British. He was appointed to the Board in December 1992, becoming Chairman in November 1998. He is Chairman of FKI plc and was formerly Group Chief Executive of Blue Circle Industries PLC.

Chairman of the Nominations and Remuneration Committee.

2. KEITH BUTLER-WHEELHOUSE CHIEF EXECUTIVE
Aged 57, British. He was appointed to the Board in August 1996 and became Chief Executive in November 1996. He was previously President and Chief Executive Officer of Saab Automobile in Sweden and prior to that had been Chairman and Chief Executive of Delta Motor Corporation in South Africa. He is a non-executive director of Delta Motor Corporation and of J Sainsbury plc.

3. ROBERT O'LEARY NON-EXECUTIVE DIRECTOR*†
Aged 59, US citizen. He was appointed to the Board as a non-executive director in September 1997. He is Chairman and Chief Executive Officer of ICN Pharmaceuticals Inc. and Chairman of Ascension Health Ventures, LLC. He was formerly Chairman and Chief Executive Officer of Premier Inc. and of American Medical International. He is a member of the Boards of Directors of Thermo Electron Corporation and of Viasys Healthcare Inc.

4. SIR NIGEL BROOMFIELD, KCMG
NON-EXECUTIVE DIRECTOR*†
Aged 66, British. He was appointed to the Board in December 2000 having been a non-executive director of TI Group since 1998. He is the Director of the Ditchley Foundation and a trustee of the Dresden Trust. He is President of the German-British Chamber of Commerce and Industry. He transferred from the Army to the Foreign Service in 1968. His last post was as British Ambassador to the Federal Republic of Germany from 1993-1997.

5. JOHN FERRIE
GROUP MANAGING DIRECTOR AEROSPACE
Aged 56, British. He was appointed to the Board in April 2000 and became Group Managing Director, Aerospace, in August 2000. He previously worked at Rolls-Royce plc for 35 years. He completed an Engineering Doctorate in 1998, is a Fellow of the Royal Academy of Engineering and is a member of the Board of the Engineering Council (United Kingdom).

6. DAVID LILLYCROP GENERAL COUNSEL
Aged 47, British. He was appointed to the Board in December 2000, having been an executive director of TI Group since June 1998. He joined TI Group in 1989, becoming Group Company Secretary in 1991 and, additionally, General Counsel in 1997. A barrister, he was previously Director of Legal Affairs at Quaker Oats Ltd. He is Chairman of TI Pension Trustee Ltd.

7. SIR COLIN CHANDLER
NON-EXECUTIVE DEPUTY CHAIRMAN*†
Aged 63, British. He was appointed to the Board in December 2000, having been a non-executive director of TI Group since 1992. He was variously Managing Director, Chief Executive and then Chairman of Vickers plc. Earlier he was seconded from British Aerospace to the role of Head of Defence Export Services, MoD. He was Chairman of Racal Electronics plc. He is Chairman of easyJet plc, Chairman of TI Automotive Limited, Chairman of Automotive Technik Limited and Pro-Chancellor of Cranfield University.

Chairman of the Audit Committee.

8. LAWRENCE KINET
GROUP MANAGING DIRECTOR MEDICAL
Aged 56, US citizen. He was appointed to the Board in February 2000 and became Group Managing Director, Medical, in August 2000. He was previously Chairman, President and Chief Executive Officer of Aksys Ltd and prior to that held senior appointments with Oculon Corp, Kensington Group and Baxter International Inc.

9. ALAN THOMSON FINANCIAL DIRECTOR
Aged 57, British. He was appointed to the Board as Financial Director on joining the company in April 1995. He was previously Finance Director of Rugby Group plc and prior to that had worked for Courtaulds plc, Rockwell International Corporation and Raychem Ltd. He is a non-executive director of Johnson Matthey plc.

10. JULIAN HORN-SMITH
NON-EXECUTIVE DIRECTOR*†
Aged 54, British. He was appointed to the Board as a non-executive director in February 2000. He is Chief Operating Officer of Vodafone Group Plc, Chairman of the Supervisory Board of Mannesmann AG and Director of Verizon Wireless in the United States.

11. JOHN LANGSTON
GROUP MANAGING DIRECTOR DETECTION
Aged 53, British. He was appointed to the Board, as head of Sealing Solutions, in December 2000 and became Group Managing Director, Detection on 1 August 2003. He had been a director of TI Group since October 1998. He joined TI Group in 1993, becoming Chief Executive of Bundy Automotive in 1996 and Chief Executive of TI Specialty Polymer Products in 1998. He formerly worked for Lucas Industries.

12. EINAR LINDH
GROUP MANAGING DIRECTOR
SPECIALTY ENGINEERING
Aged 58, British. He was appointed to the Board, as head of Industrial in February 1996 and became Group Managing Director, Specialty Engineering on 1 August 2003. He first joined the company in 1973, leaving in 1979 to take up an appointment at Great Universal Stores plc. He returned to Smiths in 1983, becoming Managing Director of Portex Ltd in 1990. He is a non-executive director of Spirax-Sarco Engineering plc.

26p

26p 2003 TOTAL DIVIDEND.

The principal activities of the company and its subsidiaries are the development, manufacture, sale and support of:

- integrated aerospace systems, including electronic and actuation systems and precision components, for civil and military aircraft;
- advanced security equipment, using the power of trace detection and x-ray imaging, to detect and identify explosives, chemical and biological agents, weapons and contraband;
- medical devices and critical care equipment aligned to specific therapies, principally airway, pain and temperature management and infusion. Also needle protection, critical care monitoring, women's healthcare and vascular access; and
- mechanical seals used in industries ranging from petrochemical processing to aerospace; interconnect products to connect and protect safety-critical electrical and electronic equipment; navigational radar, marine electronics and charts; and rigid tubular and flexible hose assemblies.

The main manufacturing operations are in the United Kingdom, the Americas and Continental Europe.

RESULTS AND DIVIDENDS

The results for the year to 31 July 2003 are set out in the summary consolidated profit and loss account on page 30. Sales for the year amounted to £3,056m, against £3,223m last year. The profit for the year after taxation, minority interests and goodwill amortisation amounted to £112m (2002 £185m).

An interim dividend of 8.75p per ordinary share of 25p was paid on 17 April 2003. The directors recommend for payment on 14 November 2003 a final cash dividend on each ordinary share of 17.25p, making a total dividend of 26p for the year.

BUSINESS REVIEW AND FUTURE DEVELOPMENTS

The Chairman's statement, Chief Executive's review and the financial review (pages 4 to 19) report on the company's operations and development during the year, the year-end position and likely future development.

CHANGES DURING THE YEAR

Acquisitions

Heimann Systems GmbH (acquired 29 November 2002 for £236m cash).

General Seals S.A. (Chile) (acquired 8 May 2003 for £1.7m cash).

Disposals

Precision Handling Systems business (sold 18 October 2003 for £2.3m cash).

Lodge Ignition business (sold 4 November 2003 for £33m cash).

Air Movement and Cable Management businesses (sold 3 December 2002 for £125m cash).

C & F Millier Limited (sold 1 April 2003 for £0.3m cash).

Issues

US$250m Senior Notes private placement.

POST BALANCE SHEET EVENTS

Disposals

Matzen & Timm division (sold 29 August 2003 for €1.35m cash).

Polymer Sealing Solutions business (agreement for sale for £495m cash became unconditional on 22 September 2003, with completion expected by the end of September).

CHARITABLE AND POLITICAL DONATIONS

Charitable donations – £708,000.
Political donations – None.

DIRECTORS

The directors at the end of the financial year are shown on page 22. Mr J M Hignett retired at the 2002 Annual General Meeting. The Rt Hon. Lord Robertson of Port Ellen has been appointed as a non-executive director with effect from 15 February 2004. Mr K O Butler-Wheelhouse, Dr J Ferrie and Mr J M Horn-Smith will retire at the Annual General Meeting and seek reappointment. A summary of the executive directors' service contracts and the directors' remuneration and interests in share options are contained in the summary directors' remuneration report on pages 25 to 27.

DIRECTORS' INTERESTS IN THE COMPANY'S SHARES

	Ordinary shares of 25p	
	31 July 2003	31 July 2002
Sir Nigel Broomfield	**103**	103
K O Butler-Wheelhouse	**156,715**	117,537
Sir Colin Chandler	**8,778**	8,778
J Ferrie	**32,911**	22,438
J M Horn-Smith	**6,682**	6,682
L H N Kinet	**2,152**	0
J Langston	**63,270**	60,270
D P Lillycrop	**67,144**	65,144
E Lindh	**68,887**	38,189
R W O'Leary	**2,642**	2,642
K Orrell-Jones	**3,226**	3,226
A M Thomson	**62,178**	51,526

These interests include beneficial interests of the directors and their families in the company's shares held in PEPs and ISAs and holdings through nominee companies. Except as reported below, none of the directors has disclosed any non-beneficial interests in the company's shares.

Mr J Langston and Mr D P Lillycrop also both have a technical interest in 438,569 ordinary shares in the company as discretionary beneficiaries under the TI Group Jersey Employee Share Trust and the TI Group Employee Share Trust. These shares may be transferred to employees who exercise options granted under the TI Group share option schemes. In addition, Mr Langston has a contingent interest in 125,000 ordinary shares and Mr Lillycrop has a contingent interest in 100,000 ordinary shares, arising from contractual arrangements which followed the merger of TI Group plc with the company.

The company has not been notified of any changes to the holdings of the directors, their families and any connected persons between 31 July and 23 September 2003.

SHARE OWNERSHIP

It is the company's policy that executive directors should over time acquire a shareholding with a value equal to at least one and a half years' gross salary.

CORPORATE GOVERNANCE

The company complies and has during the year complied with the Combined Code appended to the April 2002 edition of the Listing Rules of the UK Listing Authority, except that no senior independent non-executive director is recognised. A detailed statement on how the company complies with the Combined Code is set out in the Directors' Report and Financial Statements.

PAYMENT OF CREDITORS
The company's policy is to pay promptly in accordance with agreed terms. The average time to pay an invoice was 37 days (2002: 37 days) for the parent company and 50 days (2002: 51 days) for the group as a whole.

CORPORATE AND SOCIAL RESPONSIBILITY
The report on pages 20 and 21 includes information on the company's employment and environmental policies.

SHAREHOLDERS' RESOLUTIONS
Shareholders will be asked to pass resolutions as special business at the Annual General Meeting:
- to authorise the directors to allot new shares and to renew the power granted to the directors under section 95 of the Companies Act 1985; and
- to authorise the company to make market purchases of the company's shares.

An ordinary resolution will be proposed at the Annual General Meeting to approve the directors' remuneration report.

INTERESTS IN SHARES
As at 23 September 2003 the company had been notified, pursuant to the Companies Act 1985, of the following material or notifiable interests in its issued share capital:

	No. of shares	Percentage of issued share capital†
The Capital Group Companies, Inc*	68.6m	12.3%
Franklin Resources, Inc.	50.5m	9.0%
Legal & General Group plc	19.3m	3.4%

*includes the interests of Capital Guardian Trust Company in 9.9% of the issued share capital
† percentage of share capital in issue on 23 September 2003

AUDITORS' REPORT
The report of the auditors on the accounts for the year ended 31 July 2003 was unqualified and did not contain a statement under either of sections 237(2) and 237(3) of the Companies Act 1985.

REPORTS AND ACCOUNTS 2003
The statutory Reports and Accounts for 2003 comprise this Annual Review 2003 (a summary financial statement) and the Directors' Report and Financial Statements 2003. Both documents are available in electronic form on www.smiths-group.com. Printed copies of these documents may be obtained, free of charge, by writing to the Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS (e-mail: secretary@smiths-group.com). Shareholders who wish to receive the statutory Reports and Accounts (free of charge) in future years should write to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, quoting Reference 0282.

By Order of the Board

DAVID P LILLYCROP
DIRECTOR AND SECRETARY

765 Finchley Road
London NW11 8DS

24 September 2003

INDEPENDENT AUDITORS' STATEMENT TO THE MEMBERS OF SMITHS GROUP PLC

We have examined the summary financial statement of Smiths Group plc.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The directors are responsible for preparing the summarised annual report (the Annual Review 2003) in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the summarised annual report with the annual financial statements, the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

BASIS OF OPINION
We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

OPINION
In our opinion the summary financial statement is consistent with the annual financial statements, the directors' report and the directors' remuneration report of Smiths Group plc for the year ended 31 July 2003 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

24 September 2003

NOTES
(a) The maintenance and integrity of the Smiths Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

REMUNERATION POLICY

The Nominations and Remuneration Committee (the 'Committee') believes that the individual contributions made by the executive directors are fundamental to the successful performance of the company.

The Committee has adopted a remuneration policy (which will continue to apply during 2003-2004) with the following objectives:

(a) performance-related remuneration should seek to align the interests of executive directors with those of shareholders;

(b) a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contributions made by the executive directors; and

(c) the remuneration packages for executive directors should be competitive in terms of market practice.

Although the Committee has no current plans to change this policy, changes are possible because the company's remuneration policy needs to be sufficiently flexible to take account of changes in the company's business environment and in remuneration practice.

The following graph shows the company's 'total shareholder return' (TSR) performance over the past five years. As required by the Directors' Remuneration Report Regulations 2002 (the 'Regulations'), the company's TSR is compared to a broad equity market index. The index chosen here is the FTSE 100 Index which provides an effective indication of the TSR performance of other leading UK-listed companies.

FIVE YEAR HISTORICAL TSR PERFORMANCE


£*
150
130
110
90
70
50
Value of hypothetical £100 holding
SMITHS
FTSE 100
Jul 98
Jul 99
Jul 00
Jul 01
Jul 02
Jul 03

*Growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values.

ELEMENTS OF REMUNERATION

Executive directors' remuneration comprises: basic salary, benefits in kind, annual bonus and pension benefits. In addition, executive directors and senior executives participate in certain share based incentive schemes, comprising the Smiths Industries 1982 SAYE Share Option Scheme (the '1982 SAYE Scheme'), the Smiths Industries 1995 Executive Share Option Scheme (the '1995 Scheme') and the Smiths Industries Senior Executive Deferred Share Scheme (the 'DSS'). The annual bonus element and participation in the DSS, which provides for a share match (see below), and in the 1995 Scheme, are linked to performance, and the Committee regards them as key elements in the executive directors' remuneration package.

Options granted under the 1995 Scheme may be exercised after three years subject to achievement of performance targets. For the last grant of options, on 2 October 2002, and for anticipated future grants the performance requirement is that the growth in the company's normalised earnings per share over the three financial years beginning immediately prior to the option grant must exceed the increase in the UK Retail Prices Index over the same period by 3% p.a. (for options up to one times base salary) and by 4% p.a. (for the excess up to two times base salary). The Committee selected this performance condition for the 1995 Scheme because it serves to align directors' interests with those of shareholders by linking the reward available to participants with the achievement of significant earnings growth by the company.

If a performance requirement is not satisfied at the end of the third year, the performance period may be extended for up to two further years so that performance is tested over a four year period at the end of the fourth year and a five year period at the end of the fifth year.

Share options granted under the 1982 SAYE Scheme are linked to a savings contract and are not subject to performance targets.

The value of the matching share element under the DSS is derived from annual bonus, and other corporate financial, criteria and is therefore performance-related. The vesting of matching shares is not dependent on satisfaction of a further performance condition.

SALARY AND BENEFITS IN KIND

Salaries are reviewed annually for each director. The Committee takes into account individual performance and experience, the size and nature of the role, the relative performance of the company, pay policy within the company and the salaries in comparable industrial companies. Benefits include a fully expensed company car (or an allowance in lieu), health insurance and, where appropriate, relocation and education expenses.

BONUSES

Executive directors are eligible to participate in an annual bonus scheme which is based upon a combination of corporate financial goals and individual objectives which are geared to the achievement of the group's strategic goals. The majority of the annual bonus opportunity, which is capped, is based upon the corporate financial element.

Under the DSS, executive directors may elect to use their after-tax bonus to acquire the company's shares at the prevailing market price. Provided that a director retains them for three years he may exercise an option to acquire a number of matching shares for a nominal sum at the end of the three year period.

The number of matching shares that may be awarded is determined by the Committee at the end of the year in which the bonus is earned by reference to annual bonus, and other corporate financial, criteria. The number of matching shares awarded may be up to, but no more than, 100% of the number of shares the executive director acquires with his after-tax bonus. In respect of bonus earned in the year to 31 July 2003 the full amount of the shares so acquired is available for matching.

PENSIONS

The company operates a number of different pension arrangements for executive directors, generally reflecting the individual's pension arrangements at the time he was appointed to the Board. In some cases, the company pays monthly salary supplements to enable the director to make his own pension provision. For other directors, final salary schemes provide a pension of up to two-thirds of final pensionable salary. Where Inland Revenue limits apply, the difference between the pension payable on the cap and the target pension is, after taking into account any retained benefits from previous employment, provided by the company. Directors' annual bonus payments and any gains under share option schemes are not pensionable.

REMUNERATION

The total remuneration of directors, excluding the value of shares to which certain directors may become entitled under the DSS and also defined benefit pension arrangements, was as follows:

	2003 £000	2002 £000
Fees, salaries and benefits	**3,639**	3,360
Performance-related bonuses	**1,545**	943
Gain from exercise of share options	**7**	74
Incremental gain/(loss) from deferred share scheme exercises	**(63)**	(40)
Payments in lieu of pension contribution	**591**	556
	5,719	4,893

The emoluments of the directors are set out below:

	Fees/salary		Benefits	Bonus	Payments in lieu of pension contribution	Total emoluments		Deferred share scheme contributions	Total	
	2003 £000	2002 £000	2003 £000	2003 £000	2003 £000	2003 £000	2002 £000	2003 £000	2003 £000	2002 £000
Chairman										
K Orrell-Jones	**210**	180	**27**			**237**	199		**237**	199
Chief executive										
K O Butler-Wheelhouse	**735**	700	**51**	**528**	**368**	**1,682**	1,444	**214**	**1,896**	1,707
Executive directors										
J Ferrie	**355**	320	**65**	**222**	**142**	**784**	642	**76**	**860**	794
L H N Kinet	**325**	310	**208**	**91**	**81**	**705**	584	**16**	**721**	584
J Langston	**325**	310	**32**	**211**		**568**	447	**66**	**634**	447
D P Lillycrop	**310**	300	**54**	**166**		**530**	453	**64**	**594**	594
E Lindh	**325**	300	**24**	**144**		**493**	392	**36**	**529**	471
A M Thomson	**395**	360	**33**	**183**		**611**	513	**77**	**688**	626
Non-executive directors										
Sir Nigel Broomfield	**30**	30				**30**	30		**30**	30
Sir Colin Chandler	**65**	65				**65**	65		**65**	65
J M Hignett (retired 12/11/02)	**10**	30				**10**	30		**10**	30
J M Horn-Smith	**30**	30				**30**	30		**30**	30
R W O'Leary	**30**	30				**30**	30		**30**	30
	3,145	2,965	**494**	**1,545**	**591**	**5,775**	4,859	**549**	**6,324**	5,607

1. The deferred share scheme amounts represent shares to which certain directors may become entitled and relate to the previous year's bonus. These have been shown separately from 'Total emoluments' in order to comply with the Regulations.

2. Benefits for Dr Ferrie and Mr Kinet include payments related to their relocation to the United Kingdom from the United States.

PENSIONS

	Age at 31 July 2003	Accrued entitlement at 31 July 2002 £000	Directors' contributions during the year £000	Additional pension earned during the year (excluding any increase for inflation) £000	Transfer value of accrued benefits at 31 July 2003 (A) £000	Transfer value of accrued benefits at 31 July 2002 (B) £000	The amount of (A – B) less contributions made by the director in 2003 £000	Accrued entitlement at 31 July 2003 £000
J Langston	53	108	5	15	1,802	1,248	549	125
D P Lillycrop	47	95	5	9	1,155	784	366	105
E Lindh	58	201	16	13	3,853	3,104	733	218
A M Thomson	56	118	20	32	2,542	1,669	853	152

An executive director's normal retirement age is 60. An early retirement pension, based on actual service completed, may be paid after age 50 and may be subject to a reduction on account of early payment. On death a spouse's pension of two-thirds of the director's pension (or for death-in-service his prospective pension at age 60) is payable. All pensions in excess of the Guaranteed Minimum Pension (GMP) are guaranteed to increase at the lesser of (i) in the case of Messrs Lindh and Thomson, 5% p.a. compound and, in the case of Messrs Langston and Lillycrop, 7% p.a. compound and (ii) the annual increase in the Retail Prices Index. There has, however, been a long-standing practice of granting additional discretionary increases on pensions in excess of the GMP to bring them into line with price inflation.

SERVICE CONTRACTS

The company's policy is that executive directors are employed on terms which include a one year rolling period of notice and provision for the payment of predetermined damages in the event of termination of employment in certain circumstances.

NON-EXECUTIVE DIRECTORS

Non-executive directors were paid a total of £402,000 (including £375,000 in fees) in the year to 31 July 2003. Their remuneration is determined by the Board in accordance with the Articles of Association. They are not eligible for bonuses or participation in share schemes and no pension contributions are made on their behalf. The non-executive directors, including Mr Horn-Smith who is to be proposed for re-election at the Annual General Meeting, serve the company under letters of appointment and do not have contracts of service or contracts for service.

DIRECTORS' SHARE OPTIONS

		Options held on 31 July 2003	Options held on 31 July 2002	Weighted average	Options exercised 2002-2003				Options granted 2002-2003			
Director	Scheme	Number	Number	exercise price	Date exercised	Number	Exercise price	Market price*	Date of grant	Number	Exercise price	Expiry date
K O Butler-Wheelhouse	95 ESOS	790,834	565,834	771.59p					02/10/02	225,000	654.00p	02/10/12
	SAYE	2,964	2,578	554.00p	09/07/03	2,578	669.00p	734.00p	08/05/03	2,964	554.00p	01/02/09
	DSS	86,229	68,563	0.10p	04/12/02	11,841	0.10p	716.00p	24/10/02	29,507	0.10p	24/09/09
J Ferrie	95 ESOS	317,923	209,423	744.93p					02/10/02	108,500	654.00p	02/10/12
	SAYE	2,775	2,775	608.00p								
	DSS	32,911	22,438	0.10p					24/10/02	10,473	0.10p	24/09/09
L H N Kinet	95 ESOS	312,164	212,664	744.75p					02/10/02	99,500	654.00p	02/10/12
	SAYE	1,593	1,593	608.00p								
	DSS	2,152	0	0.10p					24/10/02	2,152	0.10p	24/09/09
J Langston	95 ESOS	219,123	119,623	733.86p					02/10/02	99,500	654.00p	02/10/12
	SAYE	1,593	1,593	608.00p								
	DSS	9,147	0	0.10p					24/10/02	9,147	0.10p	24/09/09
	TI 90 ESOS	104,030	104,030	1,021.58p								
	TI 99 ESOS	258,237	258,237	706.44p								
D P Lillycrop	95 ESOS	212,141	117,141	734.71p					02/10/02	95,000	654.00p	02/10/12
	SAYE	2,724	1,539	605.41p					08/05/03	1,185	554.00p	01/02/09
	DSS	29,573	20,697	0.10p					24/10/02	8,876	0.10p	24/09/09
	TI 90 ESOS	128,378	128,378	1,021.81p								
	TI 99 ESOS	274,223	274,223	703.02p								
	TI SAYE	0	778									
E Lindh	84 ESOS	8,851	8,851	451.00p								
	95 ESOS	390,921	291,421	766.55p					02/10/02	99,500	654.00p	02/10/12
	SAYE	1,593	5,002	608.00p	03/07/03	3,409	572.00p	720.50p				
	DSS	26,658	44,107	0.10p	27/01/03	22,369	0.10p	642.50p	24/10/02	4,920	0.10p	24/09/09
A M Thomson	84 ESOS	62,500	62,500	480.00p								
	95 ESOS	390,098	269,098	756.74p					02/10/02	121,000	654.00p	02/10/12
	SAYE	2,775	2,775	608.00p								
	DSS	55,102	44,450	0.10p					24/10/02	10,652	0.10p	24/09/09

Key

84 ESOS The Smiths Industries (1984) Executive Share Option Scheme
95 ESOS The Smiths Industries 1995 Executive Share Option Scheme
SAYE The Smiths Industries 1982 SAYE Share Option Scheme
DSS The Smiths Industries Senior Executive Deferred Share Scheme
TI 90 ESOS The TI Group (1990) Executive Share Option Scheme
TI 99 ESOS The TI Group 1999 Executive Share Option Scheme
TI SAYE The TI Group 1994 Savings-Related Share Option Scheme

*Mid-market closing quotation from the London Stock Exchange Daily Official List

Options granted under the Smiths Industries 1995 Executive Share Option Scheme up to 2001 are subject to performance testing based on total shareholder return of the company versus the total return of the General Industrials Sector of the FTSE All Shares Index. Options granted from 2002 are subject to a performance test based on growth in the company's earnings per share exceeding the UK RPI plus 3% p.a. (for options up to one times base salary) and 4% p.a. (for the excess up to two times salary). There are no further performance criteria for the Smiths Industries (1984) Executive Share Option Scheme, the Smiths Industries Senior Executive Deferred Share Scheme or the TI Group Executive Share Option Schemes.


WE CONCENTRATE ON COMPLEX TECHNOLOGIES



NEED FOR 'OPEN ARCHITECTURE'

Airplanes and pilots need to have the greatest capability at the lowest cost. Rather than flying with outdated software, developed by one company alone, they need to be able to select the best on the market.

FORESIGHT

We identified the need for 'open architecture' core computing systems several years ago and started developing one of the first 'open' common operating systems. Recently, we have worked with software companies to complete development and certification of this complex technology.

GREATER SAFETY AND EFFICIENCY

The Smiths Core Common Computing System reduces the cost of updating software. As a result, the latest functional capabilities can be introduced in areas such as terrain awareness, flight management and displays, making flying easier and safer. The system is supplied for the C-130 Avionics Modernisation Programme (pictured).


TO CONCENTRATE ON HAND

Photo by Staff Sgt. Shane A. Cuomo, US Air Force



SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended 31 July 2003					Year ended 31 July 2002 (restated)				
	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation and impairment £m	Exceptional items £m	Total £m
Continuing operations	2,505.6				2,505.6	2,588.4				2,588.4
Acquisitions	123.6				123.6					
Discontinued businesses		426.9			426.9		635.1			635.1
Turnover	2,629.2	426.9			3,056.1	2,588.4	635.1			3,223.5
Continuing operations	346.4		(24.6)		321.8	364.1		(38.8)	(43.7)	281.6
Acquisitions	25.5		(7.8)		17.7					
Discontinued businesses		51.9	(11.7)		40.2		64.0	(11.9)		52.1
Operating profit	371.9	51.9	(44.1)		379.7	364.1	64.0	(50.7)	(43.7)	333.7
Exceptional items										
– profit/(loss) on disposal of businesses				14.5	14.5				(24.3)	(24.3)
– write-down of goodwill on anticipated future disposal				(137.0)	(137.0)					
Profit before interest and tax	371.9	51.9	(44.1)	(122.5)	257.2	364.1	64.0	(50.7)	(68.0)	309.4
Net interest payable	(20.3)	(17.3)			(37.6)	(25.7)	(31.8)			(57.5)
Other finance (costs)/income – retirement benefits	(2.2)				(2.2)	25.5				25.5
Profit/(loss) before taxation	349.4	34.6	(44.1)	(122.5)	217.4	363.9	32.2	(50.7)	(68.0)	277.4
Taxation	(94.3)	(9.4)	3.9	(5.3)	(105.1)	(101.9)	(9.0)	3.8	16.1	(91.0)
Profit/(loss) after taxation	255.1	25.2	(40.2)	(127.8)	112.3	262.0	23.2	(46.9)	(51.9)	186.4
Minority interests	(0.5)	(0.3)			(0.8)	(1.1)	(0.2)			(1.3)
Profit/(loss) for the period	254.6	24.9	(40.2)	(127.8)	111.5	260.9	23.0	(46.9)	(51.9)	185.1
Dividends	(145.4)				(145.4)	(142.2)				(142.2)
Retained profit/(loss)	109.2	24.9	(40.2)	(127.8)	(33.9)	118.7	23.0	(46.9)	(51.9)	42.9
Earnings/(loss) per share										
Basic	45.6p	4.5p	(7.2p)	(22.9p)	20.0p	46.9p	4.1p	(8.4p)	(9.3p)	33.3p
Diluted	45.5p	4.5p	(7.2p)	(22.9p)	19.9p	46.8p	4.1p	(8.4p)	(9.3p)	33.2p

SUMMARY STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2003 £m	2002 £m
Profit for the financial year attributable to shareholders	111.5	185.1
Exchange adjustments	14.7	(56.4)
Taxation recognised on exchange gains/losses:		
Current – United Kingdom	5.3	(1.2)
Deferred – United States	3.7	4.5
FRS17 – Retirement Benefits:		
Actuarial gains and losses on retirement benefit schemes – gross	(258.6)	(427.0)
Deferred tax credit related thereto	73.4	131.7
	(50.0)	(163.3)
Prior year adjustment re FRS17 – Retirement Benefits – cumulative to 31 July 2002	(157.6)	
	(207.6)	

Comparative figures for 2002 have been restated following the adoption of FRS17 – Retirement Benefits. There is no material difference between the profit on ordinary activities or retained profit for the year stated above, and their historical cost equivalents.

SUMMARY BALANCE SHEET

	Consolidated		Company	
	31 July 2003 £m	31 July 2002 (restated) £m	31 July 2003 £m	31 July 2002 (restated) £m
Fixed assets				
Intangible assets	**830.2**	638.3		
Tangible assets	**557.6**	563.9	**64.0**	42.2
Investments and advances – TI Automotive Limited preference shares	**325.0**	325.0		325.0
– other	**8.2**	11.6	**2,104.1**	1,150.5
	1,721.0	1,538.8	**2,168.1**	1,517.7
Current assets				
Stocks	**489.5**	474.5	**62.3**	42.7
Debtors – amounts falling due within one year	**662.6**	597.7	**113.1**	81.4
– amounts falling due after more than one year	**10.8**	15.4	**2.5**	
Cash at bank and on deposit	**82.0**	109.5	**89.9**	125.2
	1,244.9	1,197.1	**267.8**	249.3
Creditors: amounts falling due within one year	**(912.7)**	(912.0)	**(580.1)**	(636.0)
Net current assets/(liabilities)	**332.2**	285.1	**(312.3)**	(386.7)
Total assets less current liabilities	**2,053.2**	1,823.9	**1,855.8**	1,131.0
Creditors: amounts falling due after more than one year	**(754.4)**	(728.9)	**(558.4)**	(520.7)
Provisions for liabilities and charges	**(116.0)**	(113.8)	**(20.8)**	(21.1)
Net assets excluding pension assets/liabilities	**1,182.8**	981.2	**1,276.6**	589.2
Pension assets	**25.3**	84.7		
Retirement benefit liabilities	**(333.7)**	(213.4)	**(38.7)**	(28.9)
Net assets including pension assets/liabilities	**874.4**	852.5	**1,237.9**	560.3
Capital and reserves				
Called up share capital	**139.8**	139.6	**139.8**	139.6
Share premium account	**170.0**	163.7	**170.0**	163.7
Revaluation reserve	**2.6**	2.6	**0.5**	0.5
Merger reserve	**234.8**	234.8	**180.5**	180.5
Profit and loss account	**315.4**	299.9	**747.1**	76.0
Shareholders' equity	**862.6**	840.6	**1,237.9**	560.3
Minority equity interests	**11.8**	11.9		
Capital employed	**874.4**	852.5	**1,237.9**	560.3

Comparative figures for 2002 have been restated on the adoption of FRS17 – Retirement Benefits.

The summary financial statement was approved by the Board of Directors on 24 September 2003 and signed on its behalf by:

KEITH ORRELL-JONES
CHAIRMAN

ALAN M THOMSON
FINANCIAL DIRECTOR

SUMMARY CASH-FLOW STATEMENT

	Year ended 31 July 2003 £m	Year ended 31 July 2002 (restated) £m
Reconciliation of operating profit to net cash inflow from operating activities		
Operating profit	**379.7**	333.7
Exceptional items		43.7
Operating profit before exceptional items	**379.7**	377.4
Goodwill amortisation and impairment	**44.1**	50.7
Depreciation	**88.9**	91.5
Retirement benefits	**(4.6)**	29.0
Decrease/(increase) in stocks	**(1.6)**	18.7
Decrease/(increase) in debtors	**(55.8)**	48.5
(Decrease)/increase in creditors	**15.8**	(32.8)
Net cash inflow from normal operating activities	**466.5**	583.0
Exceptional restructuring expenditure	**(22.8)**	(59.2)
Net cash inflow from operating activities	**443.7**	523.8
Cash-flow statement		
Net cash inflow from operating activities	**443.7**	523.8
Returns on investments and servicing of finance	**(26.1)**	(56.5)
Tax paid	**(60.8)**	(52.8)
Capital expenditure	**(86.3)**	(100.0)
	270.5	314.5
Acquisitions and disposals	**(92.0)**	180.9
Equity dividends paid	**(142.5)**	(139.1)
Management of liquid resources	**2.3**	0.1
Financing	**(68.7)**	(124.3)
(Decrease)/increase in cash	**(30.4)**	232.1
Reconciliation to net debt		
Net debt at 1 August	**(725.2)**	(1,119.8)
(Decrease)/increase in cash	**(30.4)**	232.1
Reduction in short-term deposits	**(2.3)**	(0.1)
Decrease in other borrowings	**73.4**	139.8
Loan note repayments	**1.2**	2.0
Term debt acquired with acquisitions	**(13.1)**	
Exchange variation	**(18.7)**	20.8
Net debt at 31 July	**(715.1)**	(725.2)

The cash-flow statement for 2002 has been restated following the adoption of FRS17 – Retirement Benefits.

FINANCIAL CALENDAR

2003	SEPTEMBER
Preliminary announcement of results for 2002-2003	24
	OCTOBER
Ordinary shares final dividend ex-dividend date	15
Ordinary shares final dividend record date	17
	NOVEMBER
Annual General Meeting	11
Ordinary shares final dividend payment date	14
2004	MARCH
2003-2004 interim results announced	10 provisional
Ordinary shares interim dividend ex-dividend date	17 provisional
Ordinary shares interim dividend record date	19 provisional
	APRIL
Ordinary shares interim dividend payment date	16 provisional
	MAY
Smiths Group plc financial year-end	31
	SEPTEMBER
Preliminary announcement of results for 2003-2004	22 provisional
	OCTOBER
Ordinary shares final dividend ex-dividend date	13 provisional
Ordinary shares final dividend record date	15 provisional
	NOVEMBER
Annual General Meeting	9 provisional
Ordinary shares final dividend payment date	12 provisional

The market value of an ordinary share of the company on 31 March 1982 for the purposes of capital gains tax was 91.25p (taking into account the sub-division of 50p shares into 25p shares on 14 January 1985).

This Annual Review does not contain sufficient information to allow for as full an understanding of the results of the group and the state of affairs of the company or the group as is provided in the full Statutory Reports and Accounts for 2003, which may be obtained, free of charge, by writing to the Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS (e-mail: secretary@smiths-group.com) or can be downloaded from the company's website – www.smiths-group.com

REGISTERED OFFICE

Smiths Group plc
765 Finchley Road
London NW11 8DS
Incorporated in England No 137013

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com
www.smiths-group.com

REGISTRAR

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

T 0870 600 3970 (United Kingdom)
T +44 (0)1903 502541
www.lloydstsb-registrars.co.uk
www.shareview.co.uk

AUDITORS

PricewaterhouseCoopers LLP

Designed and produced by CGI BrandSense. Printed by royle corporate print. Illustrations by Lawrence Templeman.


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SMITHS GROUP PLC
765 Finchley Road
London
NW11 8DS
United Kingdom

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com

WWW.SMITHS-GROUP.COM